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                          April 11, 2023

       Xiaochun Xu
       Chief Executive Office
       ThermoGenesis Holdings, Inc.
       2711 Citrus Road
       Rancho Cordova, California 95742

                                                        Re: ThermoGenesis
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 4, 2023
                                                            File No. 333-271125

       Dear Xiaochun Xu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services